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MINNESOTA MUTUAL LIFE             QUALIFIED PLAN AGREEMENT

WHAT DOES THIS AGREEMENT PROVIDE?
This agreement modifies certain contract provisions. It is used in connection with a tax-qualified plan under Section 401(a) of the Internal Revenue Code, ("Code") as amended.

WHEN MUST AN ANNUITY BEGIN?
The interest of an Annuitant must be distributed or annuity payments commence not later than April 1 following the calendar year in which the later of the following occurs: (a) he attains the age of 70 1/2 years; or (b) retires. For persons who were or are 5% owners, distributions must take place or commence as described in (a) above.

WHAT ANNUITY FORMS ARE AVAILABLE?
All of the options provided by this contract are available. However, under Options 2 and 4 the period certain may not extend beyond the life expectancy of the annuitant.

WHEN MUST DEATH BENEFITS BE PAID?
If you die before annuity payments have begun, certain rules apply. Your entire contract interest must be distributed no later than 5 years after your death. This rule of distribution will not apply if an election is made as described in
(a) or (b) below:

    (a) If any portion of your interest is payable to a designated beneficiary, payments must begin no later than one year after your death. They may be paid over the life or life expectancy of the designated beneficiary. Payments must be made in substantially equal installments.

    (b) If any portion of your contract interest is payable to a designated beneficiary who is your surviving spouse, that spouse shall be treated as the contract owner for purposes of: (1) when payments must begin; and (2) the time of distribution in the event of that spouse's death. Payments must be made in substantially equal installments.

MAY TAX PENALTIES APPLY TO A SURRENDER?
Yes. If there is a withdrawal or surrender prior to the Annuitant's age 59 1/2, the Annuitant may be subject to tax penalties under the Code. These penalties may not apply if: (a) the Annuitant is disabled as defined by the Internal Revenue Code; or (b) the amount received by the Annuitant is the form of an annuity extending over a period of at least 60 months.

Minnesota Mutual will not be liable for any tax penalties on amounts received or paid by Minnesota Mutual under this contract.


84-9094 Qualified Plan Agrement

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This agreement is effective as of the original contract date of this contract unless a different effective date is shown here.

/s/ Robert J. Hasling                            /s/ Coleman Bloomfield
Secretary                                        President



84-9094 Qualified Plan Agrement                                           2